Exhibit 99.7

IMPERIAL CHEMICAL INDUSTRIES PLC

ANNUAL GENERAL MEETING 2003

ICI announces that the following Resolutions were

passed at the Annual General Meeting of ICI shareholders held on

Thursday, 22nd May 2003 and the results of the poll are shown below.

Ordinary Resolutions

1. To receive the Annual Report and Accounts for the year ended 31 December 2002 Votes for:
604,265,431	99.38% (of the shares voted)
Votes against:
3,760,091	0.62% (of the shares voted)

2. To approve the Directors’ Remuneration Report Votes for:
529,461,913	93.14% (of the shares voted)
Votes against:
38,975,316	6.86% (of the shares voted)

3. To confirm the first and second interim dividends Votes for:
624,928,384	99.96% (of the shares voted)
Votes against:
271,970	0.04% (of the shares voted)

4. To re-elect Mr J T Gorman as a Director Votes for:
616,042,849	98.55% (of the shares voted)
Votes against:
9,088,340	1.45% (of the shares voted)

5. To re-elect Mr R N Haythornthwaite as a Director Votes for:
615,449,804	98.53% (of the shares voted)
Votes against:
9,206,824	1.47% (of the shares voted)

6. To re-elect Mr T A Scott as a Director Votes for:
618,045,008	98.87% (of the shares voted)
Votes against:
7,075,329	1.13% (of the shares voted)

7. To re-appoint KPMG Audit plc as Auditor and to authorise the Directors to agree their remuneration Votes for:
587,854,894	95.33% (of the shares voted)
Votes against:
28,817,984	4.67% (of the shares voted)

8. To renew the Directors' general authority to allot shares Votes for:
619,884,616	99.17% (of the shares voted)
Votes against:
5,176,641	0.83% (of the shares voted)

Special Resolutions

9. To renew the Directors' authority to disapply pre-emption rights Votes for:
623,097,733	99.21% (of the shares voted)
Votes against:
4,945,111	0.79% (of the shares voted)

10. To renew the Company's authority to purchase its own shares Votes for:
624,258,805	99.85% (of the shares voted)
Votes against:
937,330	0.15% (of the shares voted)

Please note that voting on a poll does not facilitate the recording of votes withheld.